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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2017

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer KC-390 Achieves Initial Operational Capability

São José dos Campos, Brazil, December, 20th, 2017 – The new Embraer KC-390 military transport and aerial refueling jet completed a relevant milestone today, with Embraer demonstrating to the Brazilian Air Force (FAB) the attainment of the Initial Operational Capability (IOC).

The achievement of the IOC ensures the necessary conditions have been met for the aircraft to start operations, in accordance with the scope agreed upon with the FAB. As part of the IOC, Embraer obtained a KC-390 Provisional Type Certificate from the Brazilian National Civil Aviation Agency (ANAC), which is a testament to the adequacy of the design in fulfilling the demanding certification requirements for transport aircraft.

“We are pleased to announce the achievement of this important milestone for the KC-390 Program,” said Jackson Schneider, President and CEO of Embraer Defense & Security. “The certification campaign has progressed as planned and the tests performed have been very successful, proving the maturity of the aircraft and confirming the performance and the anticipated capacities.”

To date, the tests campaign has accumulated more than 1,500 flight hours with 2 prototypes and more than 40,000 hours of laboratory testing of the aircraft's various systems. The structural tests campaign is nearing completion, with only the full-scale fatigue test remaining.

According to the schedule, in 2018, the final Type Certificate will be issued by ANAC. Additionally, in-flight tests of various military functionalities will be completed, including the remaining aerial refueling and cargo dropping tests, to fulfill the requirements to receive the final military certification of the aircraft with the achievement of the Final Operational Capability – FOC.

The delivery of the first series aircraft to the FAB is scheduled to take place in 2018.

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About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

   PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2017

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer